B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended March 31, 2023

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 9, 2023 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2023 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2022. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from the La Libertad, El Limon and Pan mines owned by Calibre Mining Corp. ("Calibre") is presented on an approximate 25% basis (first quarter of 2022 - 25%), representing the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedar.com.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company has a 50% interest in the Gramalote Project in Colombia. The Company also has an approximately 25% interest in Calibre and an approximately 19% interest in BeMetals Corp. In addition, the Company has a portfolio of other evaluation and exploration projects in a number of countries including Mali, Uzbekistan and Finland.
Subsequent to March 31, 2023, on April 19, 2023, the Company completed the acquisition of 100% of Sabina Gold & Silver Corp. ("Sabina") and the Back River Gold District (refer to "Subsequent Events" section below).
Summary
Consolidated gold revenue for the first quarter of 2023 was $474 million on sales of 249,150 ounces at an average price of $1,901 per ounce compared to $366 million on sales of 195,100 ounces at an average price of $1,874 per ounce in the first quarter of 2022. The increase in gold revenue of 30% ($108 million) was attributable to a 28% increase in gold ounces sold and a 2% increase in average realized gold price.

For the first quarter of 2023, total gold production was 266,856 ounces (including 16,137 ounces of attributable production from Calibre), slightly higher than budget by 2% (5,040 ounces), and higher than the first quarter of 2022 by 27% (57,491 ounces). For the first quarter of 2023, the Fekola, Masbate and Otjikoto mines performed as expected (refer to "Review of Mining Operations and Development Projects" section below). In the first quarter of 2023, the Fekola and Otjikoto mines produced 63% (64,216 ounces) and 10% (3,430 ounces) higher ounces than the first quarter of 2022 respectively, while the Masbate Mine produced 22% (13,400 ounces) lower ounces compared to the first quarter of 2022. As expected, the Fekola Mine benefited from a favorable mine phasing sequence to start 2023 with Phase 6 of the Fekola pit providing significant high-grade ore to the process plant, while the Otjikoto Mine's performance reflected an improved processed grade as a result of high-grade ore mined from the Wolfshag underground mine. The Masbate Mine was lower compared to the first quarter of 2022, mainly due to planned lower processed grade.

For the first quarter of 2023, consolidated cash operating costs1 were $576 per gold ounce produced ($512 per gold ounce sold), $88 (13%) lower than budget and $100 (15%) per gold ounce produced lower than the first quarter of 2022. Including estimated attributable results for Calibre, cash operating costs for the first quarter of 2023 were $600 per gold ounce produced ($540 per gold ounce sold), $85 (12%) lower than budget and $99 (14%) per gold ounce produced lower than the first quarter of 2022. Cash operating costs per ounce produced for the first quarter of 2023 were lower than budget largely as a result of lower tonnes mined at Fekola, lower than budgeted fuel costs at the Fekola and Masbate mines and a weaker Namibian dollar. Compared to the first quarter of 2022, cash operating costs per ounce produced for the first quarter of 2023 were lower mainly due to higher ounces produced in the first quarter of 2023 and a weaker Namibian dollar.

Consolidated all-in sustaining costs2 for the first quarter of 2023 were $1,049 per gold ounce sold compared to budget of $1,205 per gold ounce sold and $1,028 per gold ounce sold for the first quarter of 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the first quarter of 2023 were $1,060 per gold ounce sold compared to budget of $1,206 per gold ounce sold and $1,036 per gold ounce sold for the first quarter of 2022. All-in sustaining costs for the first quarter of 2023 were $146 (12%) per gold ounce sold lower than budgeted and reflected lower than budgeted production costs per ounce sold and lower than budgeted sustaining capital expenditures ($12 million). The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2023.

For full-year 2023, the Company's total gold production is forecast to be between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre). The Company's total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be between $670 and $730 per ounce and total consolidated all-in sustaining costs (including estimated attributable results for Calibre) are forecast to be between $1,195 and $1,255 per ounce. The slight anticipated increase in the Company's consolidated cash operating costs per ounce for 2023 reflects higher expected prices for fuel, labour and other key consumables across all operations. In addition, the increase in all-in sustaining costs per ounce is impacted by higher expected sustaining capital expenditures, including an estimated $181 million in capitalized stripping across the three producing mines. Elevated capitalized stripping levels are due to the Fekola open pit Phase 7 pushback and activities related to accessing the high grade ore at the Otjikoto pit. Total capitalized stripping expenditures are anticipated to moderate in 2024. The Company's consolidated gold production is expected to be relatively consistent throughout 2023 with the exception of the Otjikoto Mine, where it will be weighted 60% to the second half of the year as a result of the timing of mining high grade ore from the Otjikoto pit and an increase in ore tonnage from the Wolfshag underground mine starting mid-2023.

1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

For the first quarter of 2023, the Company generated net income of $102 million compared to a net income of $91 million in the first quarter of 2022, including net income attributable to the shareholders of the Company of $86 million ($0.08 per share) in the first quarter of 2023 compared to $81 million ($0.08 per share) in the first quarter of 2022. Adjusted net income attributable to the shareholders of the Company3 for the first quarter of 2023 was $106 million ($0.10 per share) compared to adjusted net income of $65 million ($0.06 per share) in the first quarter of 2022.

Cash flow provided by operating activities was $204 million in the first quarter of 2023 compared to $107 million in the first quarter of 2022, an increase of $97 million due mainly to higher revenues of $108 million and lower working capital outflows (including lower cash tax payments of $29 million), partially offset by higher production costs of $5 million and higher long-term value-added taxes outflows ($14 million). Cash income and withholding tax payments in the first quarter of 2023 totalled $30 million (first quarter of 2022 - $59 million), including approximately $16 million related to 2022 outstanding tax liability obligations. Based on budgeted assumptions, including an average gold price of $1,700 per ounce for 2023, the Company is forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $187 million.

B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2023, the Company had cash and cash equivalents of $674 million (December 31, 2022 - $652 million) and working capital (defined as current assets less current liabilities) of $804 million (December 31, 2022 - $802 million). At March 31, 2023, the full amount of the Company's $600 million revolving credit facility ("RCF") was undrawn and available.

On February 22, 2023, B2Gold’s Board of Directors ("Board") declared a cash dividend for the first quarter of 2023 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2023. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

On April 19, 2023, the Company completed the acquisition of Sabina, resulting in the Company acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada by issuing approximately 216 million B2Gold common shares. The Back River Gold District consists of five mineral claims blocks along an 80 kilometre belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. B2Gold’s management team has strong northern construction expertise and experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

Subsequent to completion of the acquisition of Sabina, B2Gold completed its inaugural winter ice road season and extinguished certain of Sabina’s construction financing obligations: B2Gold completed its inaugural winter ice road season and received all critical materials that were necessary to maintain the schedule for construction completion of the mill in the first quarter of 2025. As well, the Company extinguished certain of Sabina's construction financing obligations with payments totalling $111 million as follows: senior secured debt facility for a $2 million payment, gold prepay facility for a $1 million payment, the entire gold metal off take agreement for a $62 million payment, and one-third of the gold stream arrangement for a $46 million payment.

Significant exploration program approved at the Back River Gold District for 2023: B2Gold has approved a $20 million exploration budget for the balance of 2023 to complete approximately 25,000 meters (“m”) of drilling. Drilling will be focused in proximity to existing deposits at the Goose project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects.

3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended
	March 31,
	2023	2022

Gold revenue ($ in thousands)	473,556	365,583
Net income ($ in thousands)	101,904	90,803
Earnings per share – basic(1) ($/ share)	0.08	0.08
Earnings per share – diluted(1) ($/ share)	0.08	0.08
Cash provided by operating activities ($ thousands)	203,823	107,310
Average realized gold price ($/ ounce)	1,901	1,874
Adjusted net income(1)(2) ($ in thousands)	105,862	65,096
Adjusted earnings per share(1)(2) – basic ($)	0.10	0.06
Consolidated operations results:
Gold sold (ounces)	249,150	195,100
Gold produced (ounces)	250,719	196,473
Cash operating costs(2) ($/ gold ounce sold)	512	630
Cash operating costs(2) ($/ gold ounce produced)	576	676
Total cash costs(2) ($/ gold ounce sold)	653	762
All-in sustaining costs(2) ($/ gold ounce sold)	1,049	1,028
Operations results including equity investment in Calibre:
Gold sold (ounces)	265,292	208,089
Gold produced (ounces)	266,856	209,365
Cash operating costs(2) ($/ gold ounce sold)	540	656
Cash operating costs(2) ($/ gold ounce produced)	600	699
Total cash costs(2) ($/ gold ounce sold)	678	784
All-in sustaining costs(2) ($/ gold ounce sold)	1,060	1,036
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
First quarter 2023 and 2022 results
Revenue
Consolidated gold revenue for the first quarter of 2023 was $474 million on sales of 249,150 ounces at an average price of $1,901 per ounce compared to $366 million on sales of 195,100 ounces at an average price of $1,874 per ounce in the first quarter of 2022. The increase in gold revenue of 30% ($108 million) was attributable to a 28% increase in gold ounces sold and a 2% increase in average realized gold price.

In the first quarter of 2023, the Fekola Mine accounted for $314 million (first quarter of 2022 - $198 million) of gold revenue from the sale of 165,050 ounces (first quarter of 2022 - 105,400 ounces), the Masbate Mine accounted for $57 million (first quarter of 2022 - $83 million) of gold revenue from the sale of 29,650 ounces (first quarter of 2022 - 44,300 ounces) and the Otjikoto Mine accounted for $102 million (first quarter of 2022 - $85 million) of gold revenue from the sale of 54,450 ounces (first quarter of 2022 - 45,400 ounces).
Production and operating costs

For the first quarter of 2023, total gold production was 266,856 ounces (including 16,137 ounces of attributable production from Calibre), slightly higher than budget by 2% (5,040 ounces), and higher than the first quarter of 2022 by 27% (57,491 ounces). For the first quarter of 2023, the Fekola, Masbate and Otjikoto mines performed as expected (refer to "Review of Mining Operations and Development Projects" section below). In the first quarter of 2023, the Fekola and Otjikoto mines produced 63% (64,216 ounces) and 10% (3,430 ounces) higher ounces than the first quarter of 2022 respectively, while the Masbate Mine produced 22% (13,400 ounces) lower ounces compared to the first quarter of 2022. As expected, the Fekola Mine benefited from a favorable mine phasing sequence to start 2023 with Phase 6 of the Fekola pit providing significant high-grade ore to the process plant, while the Otjikoto Mine's performance reflected an improved processed grade as a result of high-grade ore mined from the

Wolfshag underground mine. The Masbate Mine was lower compared to the first quarter of 2022, mainly due to planned lower processed grade.

For the first quarter of 2023, consolidated cash operating costs (refer to "Non-IFRS Measures") were $576 per gold ounce produced ($512 per gold ounce sold), $88 (13%) lower than budget and $100 (15%) per gold ounce produced lower than the first quarter of 2022. Including estimated attributable results for Calibre, cash operating costs for the first quarter of 2023 were $600 per gold ounce produced ($540 per gold ounce sold), $85 (12%) lower than budget and $99 (14%) per gold ounce produced lower than the first quarter of 2022. Cash operating costs per ounce produced for the first quarter of 2023 were lower than budget largely as a result of lower tonnes mined at Fekola, lower than budgeted fuel costs at the Fekola and Masbate mines and a weaker Namibian dollar. Compared to the first quarter of 2022, cash operating costs per ounce produced for the first quarter of 2023 were lower mainly due to higher ounces produced in the first quarter of 2023 and a weaker Namibian dollar.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first quarter of 2023 were $1,049 per gold ounce sold compared to budget of $1,205 per gold ounce sold and $1,028 per gold ounce sold for the first quarter of 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the first quarter of 2023 were $1,060 per gold ounce sold compared to budget of $1,206 per gold ounce sold and $1,036 per gold ounce sold for the first quarter of 2022. All-in sustaining costs for the first quarter of 2023 were $146 (12%) per gold ounce sold lower than budgeted and reflected lower than budgeted production costs per ounce sold and lower than budgeted sustaining capital expenditures ($12 million). The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2023.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $97 million for the first quarter of 2023 compared to $77 million in the first quarter of 2022. The 26% increase in depreciation expense was due to a 28% increase in gold ounces sold partially offset by a 2% decrease in the depreciation charge per gold ounce sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $35 million for the first quarter of 2023 compared to $26 million in the first quarter of 2022. The 37% increase in royalties and production taxes was due to a 28% increase in gold ounces sold, a 2% increase in the average realized gold price and a change in the sales mix in the first quarter of 2023 resulting in an overall higher effective royalty rate for the period.
Other
G&A for the first quarter of 2023 was $14 million, which was $3 million higher than the first quarter of 2022. The higher G&A in the first quarter of 2023 resulted from higher general office costs and higher bank charges.

Share-based payment expense for the first quarter of 2023 was $7 million, which was $2 million lower than the first quarter of 2022. The lower share-based payment expense resulted from the timing of share-based payment grants and related vesting.

In the first quarter of 2023, the Company recorded a $16 million write-off of mineral property interests relating to greenfield exploration targets.

For the first quarter of 2023, the Company's estimate of its share of Calibre's net income based on publicly available information was $5 million (first quarter of 2022 - $3 million).

The Company reported $3 million in interest and financing expense during the first quarter of 2023 in line with the first quarter of 2022.

For the first quarter of 2023, the Company recorded derivative losses of $0 million compared to derivative gains of $19 million in the first quarter of 2022. The losses were driven by fuel forward contracts and consisted of net unrealized losses of $3 million (first quarter of 2022 - net unrealized gains of $13 million) and realized gains of $2 million (first quarter of 2022 - realized gains of $6 million).

Interest income for the first quarter of 2023 was $6 million compared to $2 million in the first quarter of 2022, reflecting higher interest rates in the first quarter of 2023.

For the first quarter of 2023, the Company recorded a net current income and other tax expense of $77 million compared to $48 million in the first quarter of 2022, consisting of current income tax of $66 million (first quarter of 2022 - $41 million), the 10% priority dividend to the State of Mali of $9 million (first quarter of 2022 - $6 million) and withholding tax (on intercompany dividends/management fees) of $2 million (first quarter of 2022 - $1 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first quarter of 2022, current tax expense for the first quarter of 2023 was higher mainly as a result of higher gross profit than in the first quarter of 2022. For the first quarter of 2023, the Company recorded a deferred income tax recovery of $2 million compared a deferred income tax expense of $4 million in the first quarter of 2022. The deferred income tax recovery for the first quarter of 2023 includes $2 million lower future withholding taxes, $6 million lower foreign exchange effects and $1 million greater temporary differences between accounting and taxable income.

For the first quarter of 2023, the Company generated net income of $102 million compared to a net income of $91 million in the first quarter of 2022, including net income attributable to the shareholders of the Company of $86 million ($0.08 per share) in the first quarter of 2023 compared to $81 million ($0.08 per share) in the first quarter of 2022. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first quarter of 2023 was $106 million ($0.10 per share) compared to adjusted net income of $65 million ($0.06 per share) in the first quarter of 2022. Adjusted net income in the first quarter of 2023 excluded the write-down of mineral property interests of $16 million, unrealized losses on derivative instruments of $3 million, lease termination costs of $2 million and deferred income tax recovery of $1 million.

Cash flow provided by operating activities was $204 million in the first quarter of 2023 compared to $107 million in the first quarter of 2022, an increase of $97 million due mainly to higher revenues of $108 million and lower working capital outflows (including lower cash tax payments of $29 million), partially offset by higher production costs of $5 million and higher long-term value-added taxes outflows ($14 million). Cash income and withholding tax payments in the first quarter of 2023 totalled $30 million (first quarter of 2022 - $59 million), including approximately $16 million related to 2022 outstanding tax liability obligations. Based on budgeted assumptions, including an average gold price of $1,700 per ounce for 2023, the Company is forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $187 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended
	March 31,
	2023	2022

Gold revenue ($ in thousands)	314,225	197,862
Gold sold (ounces)	165,050	105,400
Average realized gold price ($/ ounce)	1,904	1,877
Tonnes of ore milled	2,271,891	2,199,223
Grade (grams/ tonne)	2.47	1.54
Recovery (%)	91.9	93.3
Gold production (ounces)	165,864	101,648
Cash operating costs(1) ($/ gold ounce sold)	471	583
Cash operating costs(1) ($/ gold ounce produced)	483	624
Total cash costs(1) ($/ gold ounce sold)	632	739
All-in sustaining costs(1) ($/ gold ounce sold)	964	987
Capital expenditures ($ in thousands)	53,795	28,228
Exploration ($ in thousands)	1,706	6,394
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) had a successful start to the year with first quarter of 2023 gold production of 165,864 ounces, slightly above budget by 1% (864 ounces). As expected, compared to the first quarter of 2022, Fekola's gold production was higher by 63% (64,216 ounces) due to a favorable mine phasing sequence to start 2023 with Phase 6 of the Fekola pit providing significant high-grade ore to the process plant. For the first quarter of 2023, mill feed grade was 2.47 grams per tonne ("g/t"), compared to budget of 2.47 g/t and 1.54 g/t in the first quarter of 2022, mill throughput was 2.27 million tonnes compared to budget of 2.23 million tonnes and 2.20 million tonnes in the first quarter of 2022, and gold recovery averaged 91.9% compared to budget of 93.4% and 93.3% in the first quarter of 2022.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2023 were $483 per ounce produced ($471 per gold ounce sold) compared to a budget of $542 per ounce produced and $624 per ounce produced for the first quarter of 2022. Cash operating costs per ounce produced for the first quarter of 2023 were $59 per ounce produced or 11% lower than budget resulting from lower mining costs compared to budget. Mining costs were lower than budget due to 15% lower than budgeted tonnage mined as a result of tight working conditions in Phase 6, including reduced hauling capacity due to having one ramp available (the issue has been fixed starting in April 2023) and lower than budgeted diesel costs. The mining tonnage is expected to be caught up over the remainder of 2023. Compared to the first quarter of 2022, cash operating costs per ounce produced for the first quarter of 2023 were 23% lower mainly due to the higher production described above partially offset by higher fuel costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2023 for the Fekola Mine were $964 per gold ounce sold compared to a budget of $1,049 per gold ounce sold and $987 per gold ounce sold in the first quarter of 2022. All-in sustaining costs for the first quarter of 2023 were $85 per gold ounce sold or 8% lower than budget as a result of lower than budgeted cash operating costs described above and lower than budgeted sustaining capital expenditures. The lower than budgeted sustaining capital expenditures are mainly a result of timing of expenditures and expected to be incurred later in 2023.

Capital expenditures in the first quarter of 2023 totalled $54 million primarily consisting of $26 million for mobile equipment purchases and rebuilds, $15 million for prestripping, $2 million for haul road construction, $2 million for Fekola underground development and $1 million for the tailings facility raise project.

The low-cost Fekola Complex in Mali is expected to produce between 580,000 and 610,000 ounces of gold in 2023 at cash operating costs of between $565 and $625 per ounce and all-in sustaining costs of between $1,085 and $1,145 per ounce. At the Fekola Mine, ore will continue to be mined from the Fekola and Cardinal pits and for Fekola Regional operations, initial saprolite production (to be processed in the Fekola Mill) is expected to commence from the Bantako permit starting in the third quarter of 2023. Saprolite production from the Bantako permit is expected to generate approximately 18,000 ounces of gold production in 2023 with Fekola Regional production levels continuing to ramp-up through 2024. The Fekola Mine is expected to process 9 million tonnes of ore during 2023 at an average grade of 2.20 g/t with a process gold recovery of 93.4%. The expected increase in Fekola's all-in sustaining costs for 2023 reflects, predominantly, higher sustaining capital expenditures.

Masbate Mine – Philippines

	Three months ended
	March 31,
	2023	2022

Gold revenue ($ in thousands)	56,992	83,093
Gold sold (ounces)	29,650	44,300
Average realized gold price ($/ ounce)	1,922	1,876
Tonnes of ore milled	2,069,042	2,010,188
Grade (grams/ tonne)	0.95	1.19
Recovery (%)	73.5	78.0
Gold production (ounces)	46,364	59,764
Cash operating costs(1) ($/ gold ounce sold)	843	785
Cash operating costs(1) ($/ gold ounce produced)	883	710
Total cash costs(1) ($/ gold ounce sold)	992	917
All-in sustaining costs(1) ($/ gold ounce sold)	1,320	1,022
Capital expenditures ($ in thousands)	8,953	5,693
Exploration ($ in thousands)	959	1,037
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines had a strong start to the year with first quarter of 2023 gold production of 46,364 ounces, which was above budget by 5% (2,416 ounces) and 22% (13,400 ounces) lower compared to the first quarter of 2022, mainly due to planned lower processed grade. As expected, compared to the first quarter of 2022, gold grade processed in the first quarter of 2023 was lower as a result of the planned mining sequence, where more high-grade ore was available to start 2022 than in 2023. For the first quarter of 2023, mill feed grade was 0.95 g/t compared to budget of 0.94 g/t and 1.19 g/t in the first quarter of 2022; mill throughput was 2.07 million tonnes compared to budget of 1.96 million tonnes and 2.01 million tonnes in the first quarter of 2022; and gold recovery averaged 73.5% compared to budget of 74.6% and 78.0% in the first quarter of 2022.

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2023 were $883 per ounce produced ($843 per gold ounce sold) compared to a budget of $1,059 per ounce produced and $710 per ounce produced for the first quarter of 2022. Cash operating costs per ounce produced for the first quarter of 2023 were lower than budget by $176 per ounce produced, or 17%, as a result of higher than budgeted gold production and lower than budgeted processing costs resulting from lower than budgeted diesel and heavy fuel oil ("HFO") cost. Cash operating costs per ounce produced for the first quarter of 2023 were higher than the first quarter of 2022 by 24%, which was planned due to lower expected production as a function of the mine plan as described above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2023 were $1,320 per ounce sold compared to a budget of $1,495 per gold ounce sold and $1,022 per gold ounce sold in the first quarter of 2022. All-in sustaining costs for the first quarter of 2023 were $175 per gold ounce sold or 12% lower than budget as a result of lower than budgeted cash operating costs described above and lower than budgeted sustaining capital expenditures partially offset by lower than budgeted gold ounces sold. The lower than budgeted sustaining capital expenditures are mainly a result of timing of expenditures and expected to be incurred later in 2023.

Capital expenditures in the first quarter of 2023 totalled $9 million, primarily consisting of $7 million for mobile equipment purchases and rebuilds.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2023 at cash operating costs of between $985 and $1,045 per ounce and all-in sustaining costs of between $1,370 and $1,430 per ounce. For 2023, Masbate is expected to process 7.8 million tonnes of ore at an average grade of 0.96 g/t with a process gold recovery of 74.5%. Gold production is scheduled to be relatively consistent throughout 2023. Mill feed will be a blend of mined fresh ore sourced from the Main Vein Pit and low-grade ore stockpiles. The anticipated increase in Masbate's all-in sustaining costs for 2023 reflects, predominantly, lower gold ounces sold.

Otjikoto Mine - Namibia

	Three months ended
	March 31,
	2023	2022

Gold revenue ($ in thousands)	102,339	84,628
Gold sold (ounces)	54,450	45,400
Average realized gold price ($/ ounce)	1,880	1,864
Tonnes of ore milled	823,952	845,222
Grade (grams/ tonne)	1.47	1.31
Recovery (%)	98.8	98.5
Gold production (ounces)	38,491	35,061
Cash operating costs(1) ($/ gold ounce sold)	458	590
Cash operating costs(1) ($/ gold ounce produced)	605	770
Total cash costs(1) ($/ gold ounce sold)	533	664
All-in sustaining costs(1) ($/ gold ounce sold)	905	878
Capital expenditures ($ in thousands)	17,346	16,131
Exploration ($ in thousands)	494	506
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, performed well during the first quarter of 2023, producing 38,491 ounces of gold, 5% (1,873 ounces) above budget, with processed grade 6% higher than budget and recoveries 1% higher than budget partially offset by 2% lower than budgeted processed tonnes. As a result of the timing of higher-grade ore mining, Otjikoto's gold production is expected to be weighted to the second half of 2023, when mining is scheduled to reach the higher-grade portions of Phase 4 of the Otjikoto pit coupled with higher production from the Wolfshag underground mine. Compared to the first quarter of 2022, gold production in the first quarter of 2023 was higher by 10% (3,430 ounces), mainly due to improved processed grade as a result of high-grade ore mined from the Wolfshag underground mine. For the first quarter of 2023, mill feed grade was 1.47 g/t compared to budget of 1.39 g/t and 1.31 g/t in the first quarter of 2022; mill throughput was 0.82 million tonnes compared to budget of 0.84 million tonnes and 0.85 million tonnes in the first quarter of 2022; and gold recovery averaged 98.8% compared to budget of 98.0% and 98.5% in the first quarter of 2022.

Production from the Wolfshag underground mine continues to increase after stope ore production was achieved in the fourth quarter of 2022, with ore production for the first quarter of 2023 averaging over 1,000 tonnes per day at an average grade of 6.10 g/t. As of the beginning of 2023, the Probable Mineral Reserve estimate for the Wolfshag deposit includes 203,000 ounces of gold in 1.1 million tonnes of ore at an average grade of 5.55 g/t gold. Open pit mining operations at the Otjikoto Mine are scheduled to ramp down in 2024 and conclude in 2025, while processing operations will continue until economically viable stockpiles are exhausted in approximately 2031. Underground operations are currently projected to continue until 2026 with potential to extend underground operations if the ongoing underground exploration program is successful in identifying additional underground deposits.

Cash operating (refer to “Non-IFRS Measures”) costs for the first quarter of 2023 were $605 per gold ounce produced ($458 per ounce gold sold), compared to a budget of $740 per ounce produced and $770 per ounce produced for the first quarter of 2022. Cash operating costs per ounce produced for the first quarter of 2023 were lower than budget and the first quarter of 2022 as a result of higher production as described above and a weaker Namibian dollar. Cash operating costs per ounce sold for the first quarter of 2023 were lower than the cash operating costs per ounce produced for the first quarter of 2022, as a result of the sale of lower cost inventory produced in the fourth quarter of 2022.

All-in sustaining costs for the first quarter of 2023 were $905 per gold ounce sold compared to a budget of $1,185 per gold ounce sold and $878 per gold ounce sold in the first quarter of 2022. All-in sustaining costs for the first quarter of 2023 were $280 per gold ounce sold or 24% lower than budget as a result of lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures primarily related to underground development. The lower than budgeted sustaining capital expenditures are mainly a result of timing of expenditures and expected to be incurred later in 2023.

Capital expenditures for the first quarter of 2023 totalled $17 million, consisting of $14 million for prestripping in the Otjikoto pit, $2 million for Wolfshag underground mine development and $1 million for mobile equipment rebuilds.

The Otjikoto Mine in Namibia is expected to produce between 190,000 and 210,000 ounces of gold in 2023 at cash operating costs of between $590 and $650 per ounce and all-in sustaining costs of between $1,080 and $1,140 per ounce. For 2023, Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.87 g/t with a process gold recovery of 98.0%. In the first half of 2023, processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and high grade ore stockpiles. Otjikoto's gold production is expected to be weighted approximately 60% to the second half of 2023 due to the timing of high grade ore mining from the Otjikoto pit and increased ore volumes from the Wolfshag underground mine. The anticipated decrease in Otjikoto's all-in sustaining costs for 2023 reflects the benefits of processing higher grade ore from the Otjikoto pit and the Wolfshag underground mine in the second half of 2023.

Investment in Calibre

At March 31, 2023, B2Gold held approximately 25% of the total issued and outstanding Calibre common shares and equity accounts for this ownership interest. The market value of the Company's 25% common shareholding of Calibre at March 31, 2023 was $108 million. For the first quarter of 2023, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $5 million.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated April 4, 2023, consolidated production of Calibre for the first quarter of 2023 was 65,750 ounces of which the Company's attributable share was 16,137 ounces and gold sales were 65,770 ounces of which the Company's attributable share was 16,142 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the first quarter of 2023 will be at the mid-point of the guidance ranges of approximately $960 to $1,060 per ounce and $1,175 to $1,275 per ounce, respectively.

Fekola Complex - Fekola Mine and Fekola Regional Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal zones) and Fekola Regional (Anaconda Area (Bantako and Menankoto permits), the Bakolobi permit and the Dandoko permit).

Based on the 2022 Anaconda Area Mineral Resource estimate and B2Gold's preliminary planning, the Company demonstrated that the Anaconda Area could provide selective higher grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of initial gold production per year from Fekola Regional sources (Fekola Regional Phase I). Initial saprolite production is expected to commence from the Bantako North permit starting in the third quarter of 2023 and is expected to contribute approximately 18,000 ounces of gold in 2023 with Fekola Regional production levels continuing to ramp-up through 2024.

In the first quarter of 2023, the Company invested $15 million in the development of Fekola Regional (Anaconda Area) saprolite mining including road construction, mine infrastructure, and mining equipment. For 2023, the Company has budgeted a total of $63 million for Fekola Regional development. The construction mobile equipment fleet is now in operation, and construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot, and offices) is on schedule to support saprolite production from the Bantako North permit area as early as the third quarter of 2023. Production from Bantako North is contingent upon receipt of all necessary permits, which are expected to be received in the second quarter of 2023.

Preliminary results of a Fekola Complex optimization study, coupled with 2022 exploration drilling results, indicate that there is a significant opportunity to increase gold production and resource utilization with the addition of oxide processing capacity. The Company is progressing an engineering study of a Fekola Regional stand-alone mill and oxide processing facilities (expected to be located on the Anaconda Area). Construction of a stand-alone oxide mill would constitute Phase II of the Fekola Regional Development Plan. The engineering study will be based on processing 4 Mtpa of saprolite and transitional (oxide) resources. The current Anaconda Area Mineral Resource estimate, released in March 2022 and based on the results of exploration drilling completed up to January 11, 2022, included Indicated Resources of 32.4 million tonnes at 1.08 g/t gold for 1.13 million ounces of gold, all of which was weathered oxide ore, and Inferred Resources that included 19.1 million tonnes of oxide ore at 0.81 g/t gold for 0.50 million ounces of gold, and 44.6 million tonnes of sulphide ore at 1.25 g/t gold for 1.79 million ounces of gold. Since that date through March 31, 2023, the Company has completed approximately 120,000 m of drilling at the Anaconda Area, which included infill drilling to upgrade a significant portion of the Inferred oxide resources to the Indicated category, as well as extending both oxide and sulphide resources in the area. An updated Anaconda Area Mineral Resource estimate is currently underway and scheduled to be completed by the end of the second quarter of 2023. Consequently, to allow for incorporation of this updated Mineral Resource estimate into the engineering study, results of the study are now expected in the fourth quarter of 2023. In addition, Fekola Complex optimization work continues to maximize project value from all the various oxide and sulphide material sources including the Fekola Pit, Fekola Underground, Cardinal Pit, and the Bantako North, Menankoto, Bakolobi and Dandoko permits. The Company’s conceptual analysis indicates that the combined Fekola Mine and Fekola Regional processing facilities could have the potential to produce more than 800,000 ounces of gold per year from the Fekola Complex, subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits.

Gramalote Project - Colombia

The Gramalote Feasibility Study has been completed for the Gramalote Project, a joint venture between B2Gold and AngloGold, and both partners have determined that the project does not meet their investment thresholds for development of the project. The Gramalote Project continues to benefit from government support as well as continuing support from local communities. B2Gold and AngloGold have completed a comprehensive review of the alternatives relating to the Gramalote Project and consider that the interests of all stakeholders would be best served by finding a buyer for the Project. The partners commenced a joint sales process for the Gramalote Project in the fourth quarter of 2022, which the parties are working to complete in 2023.

Subsequent Event - Acquisitions of Sabina

On April 19, 2023, the Company completed the acquisition of Sabina, resulting in the Company acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada by issuing approximately 216 million common shares of B2Gold as consideration. The Back River Gold District consists of five mineral claims blocks along an 80 km belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. B2Gold’s management team has strong northern construction expertise and the experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex. B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area.

Subsequent to completion of the acquisition of Sabina, B2Gold completed its inaugural winter ice road season and received all critical materials that were necessary to maintain the schedule for construction completion of the mill in the first quarter of 2025. During the season, upgrades to road alignment and sub-base were completed to improve the winter ice road for future seasons. The transportation of materials concluded with the receipt of all necessary supplies, allowing for the pouring of concrete for key facilities and installation of structural steel to weather in the key facilities ahead of next seasons winter ice road campaign. Additionally, preparations for the 2023 sea lift continue and to date all ordered materials have arrived as scheduled. Currently, on-site activities are focused on building a new employee camp (Phase 1 of the new camp is scheduled for completion on July 1, 2023), extending the airstrip to support the increased work force, primary pond construction to satisfy start-up water requirements, and continued development of the open pit and underground areas.

The Back River Gold District includes significant untapped exploration potential across the 80 km belt. To accelerate pursuing this potential, B2Gold has approved a $20 million exploration budget for the balance of 2023 to complete approximately 25,000 m of drilling. The $20 million budget is significantly higher than historical annual exploration expenditures. Drilling will be focused in proximity to existing deposits at the Goose project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects.

Subsequent to the completion of the acquisition of Sabina, B2Gold extinguished certain of Sabina’s construction financing obligations. The original Gold Metal Offtake Agreement between Sabina and Orion Mine Finance (“Orion”) allowed for the repurchase of 50% of the gold offtake in the event of a change of control for $31 million. Under the terms of the agreement with Orion, B2Gold paid a total purchase price of $62 million to retire the entire gold metal offtake obligation. In addition, B2Gold has paid $3 million to retire the senior secured debt facility and gold prepay facility entered into between Orion and Sabina. After completion of the repurchase transactions, Orion will no longer hold any security over the Goose Project or the Back River Gold District. The original Stream Agreement between Sabina and Wheaton Precious Metals (“Wheaton”) allowed for the repurchase of 33% of the gold stream on the Goose Project for consideration equal to an amount of cash that generates a 15% rate of return on the advanced portion of gold stream. Under the terms of the agreement with Wheaton, B2Gold paid a total purchase price of $46 million to retire 33% of the existing gold stream.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2023, the Company had cash and cash equivalents of $674 million (December 31, 2022 - $652 million) and working capital (defined as current assets less current liabilities) of $804 million (December 31, 2022 - $802 million). At March 31, 2023, the full amount of the Company's $600 million RCF was undrawn and available.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. The RCF bears interest on a sliding scale of between LIBOR plus 2.00% to 2.50% based on the Company’s consolidated net leverage ratio. (The RCF provides for the transition from LIBOR to a new benchmark rate prior to its replacement effective July 1, 2023. The new benchmark rate is based the Secured Overnight Financing Rate (“SOFR”) plus a term credit spread adjustment in addition to the existing sliding scale premium of between 2.00% to 2.50%.) Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.45% and 0.563%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at March 31, 2023, the Company was in compliance with these debt covenants.

For the first quarter of 2023, capital expenditures totalled $111 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $54 million, the Masbate Mine had capital expenditures of $9 million, the Otjikoto Mine had capital expenditures of $17 million, the Gramalote Project had capital expenditures of $1 million and the Fekola Regional properties had capital expenditures of $15 million. Other exploration and development costs for the first quarter of 2023 totalled $16 million. In addition, for the first quarter of 2023, the Company made a strategic investment in Snowline Gold Corp. ("Snowline") of $15 million for 7 million shares (for a 5% equity interest), received $4 million deferred consideration in connection with the sale of the Ondundu Project in 2022 and incurred $7 million in acquisition costs for non-controlling interest in the Menankoto permit.

As at March 31, 2023, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $68 million related to underground development, $29 million related to mobile purchases, $7 million for mobile equipment rebuilds, $5 million related to power plant and powerhouse rebuilds and $3 million for other capital projects. Of the total commitments of $112 million, $75 million is expected to be incurred in 2023 and $37 million is expected to be incurred in 2024.
•For payments of $11 million for mobile equipment and $2 million for other costs for the Fekola Regional pre-development work, all of which is expected to be incurred in 2023.
•For payments at the Masbate Mine of $4 million related to mobile equipment purchases, all of which is expected to be incurred in 2023.

In addition, in connection with the recently completed acquisition of Sabina, the Company had additional commitments of $44 million for the Goose Project equipment and development costs all expected to be incurred in 2023.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at March 31, 2023:

	2023	2024	Total
Forward – fuel oil:
Litres (thousands)	15,749	656	16,405
Average strike price	$0.39	$0.43	$0.39

Forward – gas oil:
Litres (thousands)	10,579	—	10,579
Average strike price	$0.45	$—	$0.45
The unrealized fair value of these contracts at March 31, 2023 was $2 million.

Operating activities

Cash flow provided by operating activities was $204 million in the first quarter of 2023 compared to $107 million in the first quarter of 2022, an increase of $97 million due mainly to higher revenues of $108 million and lower working capital outflows (including lower cash tax payments of $29 million), partially offset by higher production costs of $5 million and higher long-term value-added taxes outflows ($14 million). Cash income and withholding tax payments in the first quarter of 2023 totalled $30 million (first quarter of 2022 - $59 million), including approximately $16 million related to 2022 outstanding tax liability obligations. Based on budgeted assumptions, including an average gold price of $1,700 per ounce for 2023, the Company is forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $187 million.

Financing activities

For the first quarter of 2023, the Company’s cash used by financing activities was a net outflow of $48 million. During the first quarter of 2023, the Company made dividend payments of $43 million, made equipment loan facility repayments of $4 million, distributed $2 million to non-controlling interests and received proceeds from the exercise of stock options of $2 million.

On February 22, 2023, B2Gold’s Board of Directors declared a cash dividend for the first quarter of 2023 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2023.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level of $0.04 per common share ($0.16 per share on an annualized basis). This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the first quarter of 2023, capital expenditures totalled $111 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $54 million, the Masbate Mine had capital expenditures of $9 million, the Otjikoto Mine had capital expenditures of $17 million, the Gramalote Project had capital expenditures of $1 million and the Fekola Regional properties had capital expenditures of $15 million. Other exploration and development costs for the first quarter of 2023 totalled $16 million. In addition, for the first quarter of 2023, the Company made a strategic 5% equity investment in Snowline of $15 million for 7 million shares, received $4 million deferred consideration in connection with the sale of the Ondundu Project in 2022 and incurred $7 million in acquisition costs for non-controlling interest in the Menankoto permit.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended March 31, 2023	For the three months ended March 31, 2022
	$	$
	(000’s)	(000’s)
Fekola Mine, exploration	1,706	6,394
Masbate Mine, exploration	959	1,037
Otjikoto Mine, exploration	494	506
Menankoto Property, exploration	3,036	324
Dandoko Property, exploration	3,473	—
Bantako North Property, exploration	1,441	1,620
Finland Properties, exploration	2,271	1,468
Uzbekistan Properties, exploration	1,077	924
Bakolobi Property, exploration	1,180	—
Other	354	981

	15,991	13,254

B2Gold is executing another year of extensive exploration in 2023 with a budget of approximately $84 million (original budget of $64 million). A significant focus will be in proximity to its operating mines in Mali, Namibia and the Philippines, as well as $20 million of spending on both infill and generative exploration at the recently acquired Back River Gold District. Ongoing exploration will continue to advance B2Gold's early stage projects in Finland and Cote d’Ivoire. Target generation and pursuing new opportunities in prospective gold regions in Africa, South America, the Philippines, Central Asia and Canada continue. This generative initiative could include equity placements and new joint ventures with junior companies, similar to the 2022 investment agreement with Matador Mining Ltd. on its Cape Ray Gold project in Newfoundland and the equity investment in Snowline in March 2023. Snowline currently has several significant gold projects, notably the Rogue Project in the Yukon.

Fekola Regional Exploration

At present, 11 drills are deployed in West Mali undertaking a mix of infill drilling on the sulphide mineralization at Mamba, exploration drilling along the Cobra and Taipan zones, and aircore and auger reconnaissance drilling of regional targets near Dandoko. At Mamba, local condemnation drill programs in support of mine planning are scheduled to be completed in May and June. In the second half of 2023, upwards of 40,000 m of drilling is planned in the Fekola Regional area targeting saprolite and sulphide resource expansion.

Of the 85,000 m of drilling completed to date in 2023, approximately 39,000 m of infill drilling has been allocated to the Anaconda Area to facilitate an upgrade of the Inferred portion of the March 2022 Mineral Resource estimate to an Indicated category. Assays from this infill drilling program have been received and are being incorporated into to an updated Mineral Resource estimate, scheduled for completion by the end of the second quarter of 2023.

2023 Guidance for Mali

In 2023, a total of approximately $35 million is budgeted for exploration in Mali with an ongoing focus on the Anaconda Area (Bantako and Menankoto permits). In addition, the extensions of known prospective structures in the Anaconda Area and on the Fekola Mine are also being targeted in the area between them on the newly acquired and relatively under explored Bakolobi permit. The Dandoko permit located to the east of Fekola also provides a focus for exploration. A total of 127,000 metres of diamond and reverse circulation drilling is planned for Mali in 2023.

In the Anaconda Area, drilling will be directed at increasing the existing saprolite Indicated Mineral Resource and expanding the Inferred Mineral Resource. This will feed into and support the ongoing engineering study of a stand-alone mill and oxide processing facilities at the Anaconda Area. The success of the drilling campaigns pursuing sulphide material beneath the saprolite mineralization will continue on the Mamba, Cobra and Adder zones in the Anaconda Area.

The mineralized structures identified at the Fekola Mine track northward onto the Bakolobi permit and onward onto the Anaconda Area. Drilling undertaken in 2022 has already identified significant mineralization on the southward extensions of the Cobra and Adder zones. Drilling will continue to advance these zones of gold mineralization, which are contiguous from saprolite to fresh rock (sulphide).

Another north trending structure parallel to and approximately 25 kilometres east of the Fekola structure is being drilled on the Dandoko permit. The mineral resources are distributed across the Seko, Koko, Disse and Diabarou deposits, which all remain open and are expected to grow with ongoing exploration drilling both along strike and at depth.

In addition, $2 million is included in the Mali exploration budget to pursue multiple grassroots targets on other permits held in West Mali.

2023 Guidance for the Philippines

The total budget for the Philippines in 2023 is $6 million, of which the Masbate exploration budget is $4 million, including approximately 8,000 metres of drilling. The 2023 exploration program will continue to focus on converting inferred mineral resource areas below existing design pits, to support expanding the existing open pits. Several grassroot greenfield targets will be further tested as well.

Approximately $1 million will be applied to targeting new regional projects in highly prospective areas in the Philippines, leveraging off our presence and operational experience in the country.

2023 Guidance for Namibia

The total exploration budget for Namibia in 2023 is approximately $3 million. Exploration in 2023 will include 16,320 metres of diamond and reverse circulation drilling and 3,400 metres of RAB drilling at the Otjikoto Mine. Much of the diamond drilling will target the southern extension of the Otjikoto structure, as well as several regional targets.

2023 Guidance for Greenfields Exploration

B2Gold has allocated approximately a total of $24 million (including $3 million for the grassroots projects in Mali and the Philippines) in 2023 for its grassroots exploration programs, including Finland, Cote d’Ivoire, Uzbekistan and several new regions. This also includes a budget allocation for target generation and pursuing new opportunities in prospective gold regions of Africa, South America, the Philippines, Central Asia and Canada.

In Finland, the Company has allocated $6 million to fund its 70% contribution to the Central Lapland Joint Venture with Aurion Resources Ltd. Drilling will continue on the Helmi trend, which is the westward extension of Rupert Resources' Ikkari discovery. This trend coincides with B2Gold's base-of-till drilling and appears to be hosted by the same structure as Ikkari, based the interpretation of airborne geophysical data. In addition, other regional targets already identified with base of till sampling, coincident with structures identified in airborne geophysical data, will be drill tested. A total of 11,600 metres of diamond drilling is planned for Finland. B2Gold will also fund exploration on the early stage conceptual target that is part of the Kuortis Joint Venture, also with Aurion Resources Ltd.

A budget of $3 million has been allocated for ongoing exploration in Cote d’Ivoire. The 2023 program will include follow up work on positive soil geochemical anomalies defined in 2022 on the wholly owned Guiberoua and Soubre properties in southwest Cote d’Ivoire. A total 6,000 metres of diamond and reverse circulation drilling and 14,000 metres of aircore and auger drilling is planned.

In addition to the defined programs noted above, the Company has allocated approximately $12 million for the generation of new greenfield targets.
CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3 and 4 of its audited consolidated financial statements for the year ended December 31, 2022. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables includes amounts for the Fekola Mine of $97 million (December 31, 2022 - $77 million), for the Masbate Mine of $46 million (December 31, 2022 – $37 million), and for the Gramalote Project of $7 million (December 31, 2022 - $7 million).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Fekola Tax Audits

The Company's subsidiary, Fekola SA, received a Notice for Reassessment dated September 6, 2022, from the Malian Directorate General of Taxes (“DGT”) asserting proposed adjustments and other tax liabilities amounting to $26 million excluding penalties, $45 million including penalties, (based on the March 31, 2023 exchange rate of CFA 603 to $1) arising from tax audits conducted for fiscal years 2016-2018. The Company has reviewed the reassessment and concluded that there is no merit to the tax audit adjustments. Fekola SA filed a contentious claim, dated November 3, 2022, outlining its objections to the reassessment in accordance with the Mali Income Tax Act, and remains in discussions with the DGT with respect to this matter.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended March 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	77,661	24,993	24,950	127,604	15,765	143,369
Royalties and production taxes	26,666	4,413	4,082	35,161	1,254	36,415

Total cash costs	104,327	29,406	29,032	162,765	17,019	179,784

Gold sold (ounces)	165,050	29,650	54,450	249,150	16,142	265,292

Cash operating costs per ounce ($/ gold ounce sold)	471	843	458	512	977	540

Total cash costs per ounce ($/ gold ounce sold)	632	992	533	653	1,054	678

	For the three months ended March 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	61,410	34,764	26,786	122,960	13,594	136,554
Royalties and production taxes	16,472	5,862	3,356	25,690	938	26,628

Total cash costs	77,882	40,626	30,142	148,650	14,532	163,182

Gold sold (ounces)	105,400	44,300	45,400	195,100	12,989	208,089

Cash operating costs per ounce ($/ gold ounce sold)	583	785	590	630	1,047	656

Total cash costs per ounce ($/ gold ounce sold)	739	917	664	762	1,119	784
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended March 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	77,661	24,993	24,950	127,604	15,765	143,369
Inventory sales adjustment	2,518	15,937	(1,649)	16,806	—	16,806

Cash operating costs	80,179	40,930	23,301	144,410	15,765	160,175

Gold produced (ounces)	165,864	46,364	38,491	250,719	16,137	266,856

Cash operating costs per ounce ($/ gold ounce produced)	483	883	605	576	977	600

	For the three months ended March 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	61,410	34,764	26,786	122,960	13,594	136,554
Inventory sales adjustment	1,988	7,674	218	9,880	—	9,880

Cash operating costs	63,398	42,438	27,004	132,840	13,594	146,434

Gold produced (ounces)	101,648	59,764	35,061	196,473	12,892	209,365

Cash operating costs per ounce ($/ gold ounce produced)	624	710	770	676	1,054	699
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs/RPUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2023:

	For the three months ended March 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	77,661	24,993	24,950	—	127,604	15,765	143,369
Royalties and production taxes	26,666	4,413	4,082	—	35,161	1,254	36,415
Corporate administration	2,961	499	1,704	9,021	14,185	749	14,934
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	4,319	4,319	—	4,319
Community relations	674	58	271	—	1,003	—	1,003
Reclamation liability accretion	381	291	294	—	966	—	966
Realized gains on derivative contracts	(771)	(1,172)	(488)	—	(2,431)	—	(2,431)
Sustaining lease expenditures	64	307	623	449	1,443	—	1,443
Sustaining capital expenditures(2)	49,776	8,776	17,346	—	75,898	2,006	77,904
Sustaining mine exploration(2)	1,706	959	494	—	3,159	—	3,159

Total all-in sustaining costs	159,118	39,124	49,276	13,789	261,307	19,774	281,081

Gold sold (ounces)	165,050	29,650	54,450	—	249,150	16,142	265,292

All-in sustaining cost per ounce ($/ gold ounce sold)	964	1,320	905	—	1,049	1,225	1,060
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023:

	For the three months ended March 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	53,795	8,953	17,346	80,094	2,006	82,100
Road construction	(2,410)	—	—	(2,410)	—	(2,410)
Fekola underground study	(1,609)	—	—	(1,609)	—	(1,609)
Other	—	(177)	—	(177)	—	(177)

Sustaining capital expenditures	49,776	8,776	17,346	75,898	2,006	77,904

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023:

	For the three months ended March 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,706	959	494	3,159	—	3,159
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	1,706	959	494	3,159	—	3,159

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2022:

	For the three months ended March 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	61,410	34,764	26,786	—	122,960	13,594	136,554
Royalties and production taxes	16,472	5,862	3,356	—	25,690	938	26,628
Corporate administration	2,115	358	1,301	7,054	10,828	471	11,299
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	3,700	3,700	—	3,700
Community relations	266	19	334	—	619	—	619
Reclamation liability accretion	159	183	117	—	459	—	459
Realized gains on derivative contracts	(2,109)	(2,571)	(1,222)	—	(5,902)	—	(5,902)
Sustaining lease expenditures	193	322	39	665	1,219	—	1,219
Sustaining capital expenditures(2)	21,867	5,281	8,667	—	35,815	—	35,815
Sustaining mine exploration(2)	3,631	1,037	478	—	5,146	—	5,146

Total all-in sustaining costs	104,004	45,255	39,856	11,419	200,534	15,003	215,537

Gold sold (ounces)	105,400	44,300	45,400	—	195,100	12,989	208,089

All-in sustaining cost per ounce ($/ gold ounce sold)	987	1,022	878	—	1,028	1,155	1,036
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022:

	For the three months ended March 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	28,228	5,693	16,131	50,052	—	50,052
Cardinal mobile equipment	(5,573)	—	—	(5,573)	—	(5,573)
Tailings facility life-of-mine study	(423)	—	—	(423)	—	(423)
Fekola underground study	(343)	—	—	(343)	—	(343)
Other	(22)	—	—	(22)	—	(22)
Land acquisitions	—	(412)	—	(412)	—	(412)
Underground development	—	—	(5,734)	(5,734)	—	(5,734)
National power grid connection	—	—	(1,730)	(1,730)	—	(1,730)

Sustaining capital expenditures	21,867	5,281	8,667	35,815	—	35,815

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022:

	For the three months ended March 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	6,394	1,037	506	7,937	—	7,937
Regional exploration	(2,763)	—	(28)	(2,791)	—	(2,791)

Sustaining mine exploration	3,631	1,037	478	5,146	—	5,146

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended
	March 31,
	2023	2022
	$	$
	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	85,973	80,723

Adjustments for non-recurring and significant recurring non-cash items:
Write-down of mineral property interests	16,419	—
Unrealized losses (gains) on derivative instruments	2,788	(13,397)
Office lease termination costs	1,946	—
Dilution gain on investment in Calibre	—	(5,458)
Non-cash interest income on deferred consideration receivable	—	(1,039)
Deferred income tax (recovery) expense	(1,264)	4,267

Adjusted net income attributable to shareholders of the Company for the period	105,862	65,096

Basic weighted average number of common shares outstanding (in thousands)	1,075,402	1,056,824

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.10	0.06

SUMMARY OF QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2023	2022	2022	2022	2022	2021	2021	2021
Gold revenue ($ in thousands)	473,556	592,468	392,554	381,985	365,583	526,113	510,859	362,990
Net income (loss) for the period ($ in thousands)	101,904	176,468	(21,234)	40,686	90,803	153,140	134,871	73,982
Earnings (loss) per share (1) – basic ($)	0.08	0.15	(0.02)	0.04	0.08	0.13	0.12	0.07
Earnings (loss) per share (1) – diluted ($)	0.08	0.15	(0.02)	0.04	0.08	0.13	0.12	0.06
Cash flows provided by (used) operating activities ($ in thousands)	203,823	270,491	93,118	124,879	107,310	266,292	320,283	(8,316)
Gold sold (ounces)	249,150	339,355	229,400	205,300	195,100	292,350	286,650	200,071
Average realized gold price ($/ ounce)	1,901	1,746	1,711	1,861	1,874	1,800	1,782	1,814
Gold produced (ounces)	250,719	352,769	214,903	208,858	196,473	288,849	295,723	197,380
Gold produced, total including Calibre equity investment (ounces)	266,856	367,870	227,016	223,623	209,365	304,897	310,261	211,612
Cash operating costs (2) ($/ gold ounce sold)	540	497	824	786	656	433	482	675
Total cash costs (2) ($/ gold ounce sold)	678	618	939	900	784	556	596	794
All-in sustaining costs (2) ($/ gold ounce sold)	1,060	892	1,169	1,111	1,036	860	795	1,016
Adjusted net income (1)(2) ($ in thousands)	105,862	121,442	31,996	45,248	65,096	112,724	122,750	51,866
Adjusted earnings per share (1)(2) – basic ($)	0.10	0.11	0.03	0.04	0.06	0.11	0.12	0.05
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue.

SUMMARY AND OUTLOOK
The Company is pleased with its start to 2023 and the positive first quarter of 2023 results. Based on a strong operational and financial first quarter of 2023, the Company is on track to meets its annual total gold production forecast of between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre) with total consolidated cash operating costs for the year (including estimated attributable results for Calibre) of between $670 and $730 per ounce and total consolidated all-in sustaining (including estimated attributable results for Calibre) of between $1,195 and $1,255 per ounce.

On April 19, 2023, the Company announced the completion of the acquisition of Sabina resulting in B2Gold acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada. The Back River Gold District consists of five mineral claims blocks along an 80 km belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. In addition, B2Gold believes there is significant untapped exploration potential across an 80 km belt. B2Gold’s management team has strong northern construction expertise and experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

After a very successful year for exploration in 2022, B2Gold is conducting an aggressive exploration campaign in 2023 with a budget of approximately $84 million (including $20 million at the recently acquired Back River Gold District) with the vast majority allocated to growth exploration expenditures to support the next phase of organic growth across the portfolio.

Due to the Company's strong net positive cash position and available liquidity, strong operating results and cash flows and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), which represents one of the highest dividend yields in the gold sector.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of remaining development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

OUTSTANDING SHARE DATA
At May 9, 2023, 1,294,411,104 common shares were outstanding. In addition, there were approximately 30.6 million stock options outstanding with exercise prices ranging between Cdn.$2.94 to Cdn.$8.53 per share, approximately 4.0 million RSUs outstanding and approximately 4.8 million PSUs outstanding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of Calibre’s operations, production is presented on an approximate 25% basis to March 31, 2023 (to reflect B2Gold's approximate interest in Calibre during the period).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance for 2023; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2023; total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023, with cash operating costs of between $670 and $730 per ounce and all-in sustaining costs of between $1,195 and $1,255 per ounce; B2Gold’s continued prioritization of developing the Goose project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Company's consolidated gold production to be relatively consistent throughout 2023 with the exception of the Otjikoto mine, where it will be weighted 60% to the second half of the year; the Company’s total capitalized stripping expenditures moderating in 2024; the potential for Fekola Regional (Anaconda area) to provide saprolite material to feed the Fekola mill starting in the third quarter of 2023; the timing and results of a study for the Fekola Regional (Anaconda area) to review the project economics of a stand-alone oxide mill; the potential for the Fekola complex to produce 800,000 ounces of gold per year starting in 2026; the potential for first gold production in the first quarter of 2025 from the Goose Project; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre’s operations. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of B2Gold's equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with

Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.